Exhibit 99.1

FreeSeas Inc. Responds to Havensight Capital Misleading Press Release

Athens, Greece, June 17, 2016 - FreeSeas Inc. (OTCQB: FREEF) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize vessels and an owner of a controlling stake in a company commercially operating tankers, responded today to a press release published yesterday afternoon by Havensight Capital LLC (“Havensight”).

In its press release, Havensight indicated that it was making a purported tender offer to acquire 85% of the Company’s common stock at a price of $0.43 per share. FreeSeas was not aware of Havensight’s intention to issue such a press release and did not authorize Havensight to use the Company’s name and symbol so that the press release would appear in the FreeSeas’ news feed. Further, upon learning of the press release, the Company reached out to regulatory authorities to alert them to the actions of Havensight.

FreeSeas believes that the Havensight press release is false and misleading, in that it failed to disclose material facts. In particular, the Havensight press release fails to disclose that Havensight has not made the necessary filing with the U.S. Securities and Exchange Commission in order to commence a tender offer. Such tender offer filing would require Havensight to provide significant disclosures about itself, its financial position, the source of the funds in order to complete the tender offer, among other required disclosures.

Unless and until a valid tender offer is made, the Company will not comment further regarding the actions of Havensight. The Company believes Havensight may continue to disseminate false and misleading information. Public investors are urged to rely only on information authorized for dissemination by FreeSeas.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers and also is an owner of a controlling stake in a company commercially operating tankers. Currently, it has a fleet of Handysize vessels. FreeSeas' common stock trades on the OTCQB Market run by OTC Markets Inc. under the symbol FREEF. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC's website at http://www.sec.gov . For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''anticipates,'' ''hopes,'' ''estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr